Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On October 15, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

Interesting Engineering recently covered the next phase of testing for our NuSunᵀᴹ technology at Utah San Rafael Energy Lab, highlighting how the project marks another step toward bringing reliable, carbon-free heat and electricity to industrial customers.

Read more: <Link to news article>

NuCube X Post:

As covered by @IntEngineering, our project at the Utah San Rafael Energy Lab will help demonstrate how our NuSunᵀᴹ technology can deliver heat and electricity for industrial applications.

Read more: <Link to news article>